EXHIBIT 12.  Statement Re: Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

ELI LILLY AND COMPANY AND SUBSIDIARIES

(Dollars in millions)

	Three Months Ended March 31,	Years Ended December 31,
	2011	2010	2009	2008	2007	2006

Consolidated pretax income (loss)	$1,273.9	$6,525.2	$5,357.8	($1,307.6)	$3,876.8	$3,418.0
Interest[1]	51.9	211.5	291.5	276.5	322.5	344.8
Less interest capitalized during the period	(6.1)	(26.0)	(30.2)	(48.2)	(94.2)	(106.7)

Earnings (loss)	$1,319.7	$6,710.7	$5,619.1	($1,079.3)	$4,105.1	$3,656.1

Fixed charges	51.9	$211.5	$291.5	$276.5	$322.5	$344.8

Ratio of earnings (loss) to fixed charges	25.4	31.7	19.3	NM [2]	12.7	10.6

NM — Not Meaningful

[1]

Interest is based upon interest expense reported as such in the consolidated income statement and does not include any interest related to unrecognized tax benefits, which is included in income tax expense.

[2]

For such ratio, earnings were $1.31 billion less than fixed charges. The loss for the year ended December 31, 2008, included special charges related to the EDPA settlement of $1.48 billion and acquired in-process research and development expense of $4.69 billion associated with the ImClone acquisition.